FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2024 Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Royal Bank of Canada (the “Registrant”) has filed a Registration Statement on Form F-3 (File No. 333-275898) in order to register under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Registrant’s Senior Global Medium-Term Notes, Series J (the “Notes”) that may be offered from time to time. This report on Form 6-K contains the exhibits set forth below.

EXHIBITS

Exhibit	Description of Exhibit
5.5	Opinion of Davis Polk & Wardwell LLP, as to the validity of the Notes under New York law.
23.7	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.5).
23.8	Consent of Davis Polk & Wardwell LLP, as special U.S. tax counsel for the Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Michael Heraty

Name:	Michael Heraty
Title:	Authorized Officer

Date:	May 16, 2024

ROYAL BANK OF CANADA

By:	/s/ Sarah Lem

Name:	Sarah Lem
Title:	Authorized Officer

Date:	May 16, 2024